

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

May 6, 2010

<u>Via Mail and Fax</u>

Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel
Travelport Limited
405 Lexington Avenue, 57<sup>th</sup> Floor
New York, NY  10174

   **RE:**  **Travelport Limited**
       **File Number: 333-141714-23**
       **Form 10-Ks for the Year Ended December 31, 2009 and 2008**

Dear Mr. Bock:

   We have completed our review of your Form 10-Ks and related filings and have no further comments at this time.

          Sincerely,


          Lyn Shenk
          Branch Chief